March 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	SPDR Series Trust; SEC File Nos.: 333-57793 and 811-08839; Withdrawal of Amendment Withdrawal Request

Dear Sir/Madam:

SPDR Series Trust hereby requests withdrawal of the Form AW filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-23-075860) on March 21, 2023, which requested the withdrawal of Post-Effective Amendment No. 215 with respect to the SPDR Bloomberg SASB US Large Cap Dividend Yield ESG Select ETF, SPDR Bloomberg SASB US Large Cap ESG Select ETF, SPDR Bloomberg SASB US Large Cap Growth ESG Select ETF and SPDR Bloomberg SASB US Large Cap Value ESG Select ETF.

If you have any questions, please contact me at (617) 335-6922 or david_urman@ssga.com.

Very truly yours,

/s/ David Urman
David Urman
Secretary

Cc:	W. John McGuire, Esq.

Beau Yanoshik, Esq.